SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                        The Securities Exchange Act 1934

                Report on Form 6-K for the month of February 2004
                                                    -------------

                  Hellenic Telecommunications Organization S.A.
                  ---------------------------------------------
                 (Translation of Registrant's name into English)

                               99 Kifissias Avenue
                              GR 15181 Amaroussion
                                 Athens, Greece
                    (Address of Principal Executive Offices)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F _X_ Form 40-F

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
                                     1934.)

                                 Yes ___ No ____


Enclosures:

1. Press release dated: February 26, 2004

OTE Group Reports Group Fourth Quarter and Full Year 2003 Results,

    ATHENS, Greece--(BUSINESS WIRE)--Feb. 26, 2004--OTE (NYSE:OTE)
(ASE:HTO):

                     Under US G.A.A.P. (Unaudited)

    --  Full year EBITDA in line with guidance

    --  Full year net income up 25.3%

    -- Full year cash flow from operations amounted to EUR1,294.8 million

    --  Full year capital expenditure at EUR923.0 million

    -- Containment of market share erosion in Greek fixed-line (87% in December) in challenging regulatory environment

    -- Completed RomTelecom corporate restructuring; making solid progress with transformation plan

    --  2004 voluntary retirement plan launched

    -- 2004 Outlook: Higher EBITDA margin, improved cash flow, lower capex

    Hellenic Telecommunications Organization SA (NYSE:OTE) (ASE:HTO), the Greek full-service telecommunications provider, today announced consolidated unaudited results (prepared under US GAAP) for the quarter and twelve months ended December 31, 2003.

    FINANCIAL HIGHLIGHTS FOR THE TWELVE MONTHS AND THREE MONTHS
    ENDED DECEMBER 31, 2003 AND 2002 IN ACCORDANCE WITH U.S. GAAP



EUR million except                           % FULL    FULL          %
 per share data       Q4 03   Q4 02   Change   YEAR 03 YEAR 02 Change
----------------------------------------------------------------------
Operating Revenues   1,311.5 1,094.4     19.8%4,941.4 4,308.9    14.7%
----------------------------------------------------------------------
Operating Income       202.4   237.7    -14.9%  956.4 1,020.0    -6.2%
----------------------------------------------------------------------
Pre-tax Income         190.2    40.6    368.5%  911.4   788.2    15.6%
----------------------------------------------------------------------
Net Income              83.6   -51.9      N/A   433.4   345.8    25.3%
----------------------------------------------------------------------
EBITDA                 461.8   421.3      9.6%1,900.6 1,720.2    10.5%
----------------------------------------------------------------------
EBITDA Margin           35.2%   38.5% -3.3 pp    38.5%   39.9%-1.4 pp
----------------------------------------------------------------------
Basic EPS (EUR)                                0.8841  0.7049    25.4%
----------------------------------------------------------------------
Cashflow
 from Operations       496.6   695.8    -28.6%1,294.8 1,142.7    13.3%
----------------------------------------------------------------------
CAPEX as % of
 Revenues               18.9%   42.7%-23.8 pp    18.7%   25.8%-7.1 pp
----------------------------------------------------------------------


    1. CHAIRMAN'S STATEMENT

    Commenting on the year, Mr. Lefteris Antonacopoulos, Chairman and CEO, noted: "OTE achieved a satisfactory performance in 2003, a year in which the Group's resistance and capacity to change were tested in a number of ways. In fixed-line in Greece, the first serious competitive challenges were amplified by an increasingly antagonistic regulatory environment. In Romania, the restructuring of RomTelecom was carried out in a context of sharply declining revenues, further exacerbated by unfavorable currency fluctuations. These factors - and to a lesser extent the coming to maturity of our Greek mobile operations - made stringent cost-cutting all the more imperative. While minimizing the impact of these developments on our performance, we laid the foundations for a stronger 2004. With a new fixed-line pricing structure and marketing combativeness, our ability to compete effectively is already paying off in the first weeks of the year, and we are containing our domestic market share, which was at 87% in December. RomTelecom is benefiting from Euro-denominated billing. We have already obtained union agreement to accelerate headcount reduction this year - and non-payroll operating expenses, while still too high, are gradually being brought under control. All told, we believe that OTE enters 2004 in much better shape to move closer to its medium-term 40% EBITDA margin target."
                     Under US G.A.A.P. (Unaudited)

    2. GROUP OVERVIEW

    Strategy

    The OTE Group is implementing a straightforward strategy aimed at:

    -- defending profitable market share and supporting top-line growth,

    -- rationalizing its portfolio of activities and streamlining its organization,

    -- adapting its cost base to boost margins, cash flow and shareholder return.

    These strategic guidelines are being adapted to meet the diverse business environments in which OTE Group units operate. In Greece and Romania, where fixed-line activities face heightening competition from new entrants and mobile substitution, OTE and RomTelecom have implemented stringent cost-reduction programs, notably to bring productivity closer to the highest European Telecoms standard. The Group's mobile telephony units in Greece and particularly abroad continue to experience strong top-line growth. In this environment, Cosmote is focusing on the successful launch of new ARPU-enhancing services, while international mobile operations, chiefly located in neighboring countries, are continuing to build their networks to meet rapidly growing demand.
    In 2003, the implementation of OTE's strategy has led to the following developments:

    -- Fixed-line Greece: OTE launched a host of initiatives and packages targeting all customer segments, thereby containing revenue loss and market share erosion. OTE estimates that its market share in December 2003 stood at approximately 87%, in line with other major European incumbents at comparable stages of market deregulation.

    -- Fixed-line Romania: RomTelecom completed its corporate restructuring plan and initiated its transformation plan. In the fourth quarter, the regulator approved the first stage of the long-awaited tariff rebalancing process, including
        Euro-denominated pricing.

    -- Cost-reductions: In 2003, OTE stepped up the pace of its efforts aimed at structurally reducing its cost base. In Greek fixed-line activities, a total of 776 OTE employees were offered early retirement incentives during the year, in addition to another 179 scheduled retirements; this was partly offset by the hiring of around 400 new staffers, in part to fill new customer-facing functions. At RomTelecom, headcount was reduced by 6,694 over the same period, ahead of the company's restructuring plan schedule.

    -- Mobile: Cosmote's Greek mobile operation recorded 13.0% operating revenue growth, retaining its leadership in a maturing market, attesting to the success of its ARPU-enhancing initiatives. Cosmofon, launched in FYROM in July, had already attracted over 80,000 customers by year end. Globul in Bulgaria surpassed its target of breaking even at the EBITDA level, reaching EBITDA of EUR10.2 million for the full year.

    -- Portfolio Rationalization: OTE has announced its intention to focus on its core fixed-line and mobile telephony operations in Greece and neighboring Balkan countries, and to exit marginal or under-performing investments. OTE is actively seeking solutions for its investments in Serbia and Armenia. In addition, OTE has announced that it will discontinue all investments in its mobile telephony unit in Romania, CosmoRom.

    -- Working Capital: OTE launched a Group-wide Working Capital improvement project. This effort is beginning to deliver results as the company more than exceeded its targets for 2003, and working capital is expected to be reduced by over EUR150 million at the full implementation phase in 2004.

    -- Balance Sheet: OTE continued to strengthen its financial structure, notably by extending the maturity profile of its debt obligations.

    -- Dividend: in 2003, OTE paid an unchanged dividend of EUR0.70 per share, and reiterated its commitment to a high dividend payout.

    3. FINANCIAL HIGHLIGHTS

    Operating Revenues

    OTE's Operating Revenues increased by 19.8% in the three months ended December 31, 2003. This is attributed to the continued strong performance in mobile telephony, both in Greece and abroad as well as the consolidation of RomTelecom.

    OPERATING REVENUES IN ACCORDANCE WITH U.S. GAAP



                                            %  FULL     FULL         %
EUR million           Q4 03    Q4 02   Change  YEAR 03  YEAR 02 Change
----------------------------- -------- ------ -------- -------- ------
Domestic Telephony     598.1    535.1   11.8% 2,351.9  2,120.5   10.9%
----------------------------- -------- ------ -------- -------- ------
International
 Telephony             102.0     76.1   34.0%   378.1    349.9    8.1%
----------------------------- -------- ------ -------- -------- ------
Mobile telephony
 services              340.8    249.1   36.8% 1,235.3    950.3   30.0%
----------------------------- -------- ------ -------- -------- ------
Other                  270.6    234.1   15.6%   976.1    888.2    9.9%
----------------------------- -------- ------ -------- -------- ------
Total                1,311.5  1,094.4   19.8% 4,941.4  4,308.9   14.7%
----------------------------- -------- ------ -------- -------- ------


    Revenues from Domestic Telephony for the three months grew by 11.8% compared to Q4 2002. Revenues from Mobile Telephony grew 36.8%, while International Telephony grew by 34.0%. Other (New Business and Traditional Services) improved by 15.6% compared to Q4 2002. The consolidation of RomTelecom as of March 2003 has impacted the composition of revenues, increasing the relative weight of the Domestic (Fixed) Telephony segment.

    Operating Expenses

    Payroll and Employee Benefits increased by 44.4% to EUR303.8 million in the fourth quarter of 2003. Of the total EUR93.4 million increase compared to the fourth quarter of 2002, approximately EUR75.9 million is attributable to the consolidation of RomTelecom.
    Payments to International Operators decreased by 10.5% to EUR53.7 million, reflecting the continuing drop in international traffic.
    Payments to Mobile Operators increased by 2.4% to EUR153.1 million. These payments do not include payments to Cosmote, but include payments from Cosmote to other mobile operators.
    Depreciation and Amortization increased by 41.3%, from EUR183.6 million in the fourth quarter of 2002 to EUR259.4 million in the fourth quarter of 2003. This increase reflects the consolidation of RomTelecom, as well as significant infrastructure investments completed during the year at Globul, Cosmofon and HellasSat.
    Other Operating Expenses increased by 35.7% to EUR339.5 million, primarily due to the consolidation of RomTelecom.

    An analysis of Group Other Operating expenses follows:



                                               %  FULL   FULL        %
                                                  YEAR    YEAR
EUR million                 Q4 03  Q4 02  Change    03     02   Change
---------------------------------- ------ ------ ------- ------ ------
 Advertising                 41.3   28.4   45.4%   92.6   70.7   31.0%
---------------------------------- ------ ------ ------- ------ ------
 Commission to dealers       36.9   23.6   56.4%  129.4  121.1    6.9%
---------------------------------- ------ ------ ------- ------ ------
 Cost of equipment           30.3   23.9   26.8%  143.0  134.9    6.0%
---------------------------------- ------ ------ ------- ------ ------
Provision for doubtful
 accounts                    34.3   28.2   21.6%   98.6   89.8    9.8%
---------------------------------- ------ ------ ------- ------ ------
Taxes other than income
 taxes                       15.5    4.8  222.9%   35.9   22.1   62.4%
---------------------------------- ------ ------ ------- ------ ------
Repairs, maintenance, Cost
 of telecom materials        53.7   19.1  181.2%  169.4  111.8   51.5%
---------------------------------- ------ ------ ------- ------ ------
 Other                      127.5  122.2    4.3%  474.8  400.8   18.5%
---------------------------------- ------ ------ ------- ------ ------
 TOTAL                      339.5  250.2   35.7% 1143.7  951.2   20.2%
---------------------------------- ------ ------ ------- ------ ------


    Excluding RomTelecom, other operating expenses would have grown by EUR23.0 million or 9.2% in the quarter to EUR273.2 million. The increase in Other Operating Expenses excluding RomTelecom is entirely due to expenses related to the preparation of the 2004 Athens Olympic Games as well as an accrual for maintenance costs taken in the fourth quarter of 2003, otherwise they would remain flat.
    The analysis of Group Other Operating expenses excluding
RomTelecom follows:


                                                % FULL   FULL        %
                                                   YEAR   YEAR
EUR million                  Q4 03  Q4 02  Change   03     02   Change
----------------------------------- ------ ------ ------ ------ ------
 Advertising                  40.4   28.4   42.3%  89.4   70.7   26.4%
----------------------------------- ------ ------ ------ ------ ------
 Commission to dealers        36.8   23.6   55.9% 129.1  121.1    6.6%
----------------------------------- ------ ------ ------ ------ ------
 Cost of equipment            26.9   23.9   12.6% 133.2  134.9   -1.3%
----------------------------------- ------ ------ ------ ------ ------
Provision for doubtful
 accounts                     33.2   28.2   17.7%  96.6   89.8    7.6%
----------------------------------- ------ ------ ------ ------ ------
Taxes other than income taxes  9.4    4.8   95.8%  23.9   22.1    8.1%
----------------------------------- ------ ------ ------ ------ ------
Repairs, maintenance, Cost of
 telecom materials            38.3   19.1  100.5% 121.9  111.8    9.0%
----------------------------------- ------ ------ ------ ------ ------
 Other                        88.2  122.2  -27.8% 389.9  400.8   -2.7%
----------------------------------- ------ ------ ------ ------ ------
 TOTAL                       273.2  250.2    9.2% 984.0  951.2    3.4%
----------------------------------- ------ ------ ------ ------ ------


    EBITDA

    For the fourth quarter of 2003, OTE Group EBITDA, including RomTelecom, reached EUR461.8 million from EUR421.3 million in the respective period of 2002, increasing by 9.6%. EBITDA margin stood at 35.2% as compared to 38.5% for the same period last year. The drop in EBITDA margin reflects lower margins at RomTelecom, as well as increased competitive pressure in Greek fixed-line operations. Excluding RomTelecom, the Group EBITDA margin for 2003 stood at 40.4%.

    Net Income

    Net Income for the three months ended December 31, 2003 reached EUR83.6 million compared to a loss of EUR51.9 million during last year's comparable period. Last year's results were impacted by write-downs on investments and equity losses of approximately EUR 170 million, while this quarter's net income was boosted by the EUR20.5 million net capital gain on the sale of OTE's share in Inmarsat.

    Cash Flow

    Cash provided by operating activities amounted to EUR496.6 million and EUR1,294.8 million, respectively, for the three and twelve months ended December 31, 2003.

    CONDENSED CASHFLOW IN ACCORDANCE WITH U.S. GAAP



EUR millions                        Q1 03  Q2 03  H1 03  Q3 03
---------------------------------------------------------------
Cash and Cash equivalents at

beginning of period                 447.5  393.0  447.5  454.4
---------------------------------------------------------------
Net Cash provided by

Operating Activities                186.3  357.7  544.0  254.2
---------------------------------------------------------------
Net Cash used in Investing
 Activities                        -159.2 -281.3 -440.5 -224.9
---------------------------------------------------------------
Net Cash provided by (used in)

Financing Activities                -81.6  -15.0  -96.6 -152.6
---------------------------------------------------------------

Net Increase/(Decrease) in Cash
and Cash Equivalents                -54.5   61.4    6.9 -123.3
---------------------------------------------------------------

Cash and Cash Equivalents
at end of period                    393.0  454.4  454.4  331.1
---------------------------------------------------------------


EUR millions                        9M 03  Q4 03  12M 03   12M 02
------------------------------------------------------------------
Cash and Cash equivalents at

beginning of period                 447.5  331.1   447.5    346.8
------------------------------------------------------------------
Net Cash provided by

Operating Activities                798.2  496.6 1,294.8  1,142.7
------------------------------------------------------------------
Net Cash used in Investing
 Activities                        -665.4 -192.0  -857.4 -1,149.7
------------------------------------------------------------------
Net Cash provided by (used in)

Financing Activities               -249.2  -25.2  -274.4    107.7
------------------------------------------------------------------

Net Increase/(Decrease) in Cash
and Cash Equivalents               -116.4  279.4   163.0    100.7
------------------------------------------------------------------

Cash and Cash Equivalents
at end of period                    331.1  610.5   610.5    447.5
------------------------------------------------------------------


    Capital Expenditure

    Capital expenditure in the fourth quarter totaled EUR248.0million. For the full year 2003, net capex totaled EUR 923.0 million, representing 18.7% of sales, down from 25.8% in 2002.

    Debt

    At December 31, 2003, OTE Group gross debt amounted to EUR3,280.4 million, up 12.7% compared to last year, mainly impacted by the consolidation of RomTelecom debt (EUR234.5 million)

    The total amount of OTE debt outstanding breaks down as follows:



EUR million                                  Dec 31  Dec 31
                                               2003    2002  % Change
----------------------------------------------------------------------
Short-Term:
----------------------------------------------------------------------
-Bank loans                                     51.0   292.8    -82.6%
----------------------------------------------------------------------
Medium & Long-term:
----------------------------------------------------------------------
-Bonds                                       2,590.9 1,098.9    135.8%
----------------------------------------------------------------------
-Bank loans                                    598.2 1,420.2    -57.9%
----------------------------------------------------------------------
-Other loans                                    40.3    98.7    -59.2%
----------------------------------------------------------------------
Total Indebtedness                           3,280.4 2,910.6     12.7%
----------------------------------------------------------------------


    SIGNIFICANT EVENTS OF THE YEAR

    ROMTELECOM: FULL CONSOLIDATION AND MANAGEMENT CONTROL

    Effective March 1, 2003, and following the acquisition of majority control, RomTelecom has become a fully consolidated subsidiary of OTE. An experienced management team, headed by CEO James Hubley, has been appointed to carry out the restructuring of RomTelecom.

    VOLUNTARY RETIREMENT SCHEME AND RESERVE REVERSAL

    To reduce its structural cost base, OTE implemented a fourth consecutive annual Voluntary Retirement Scheme last year. Under the 2003 program, which cost approximately EUR26.0 million, 776 fixed-line employees chose early retirement. In addition, OTE negotiated reductions in the cost of past and future retirement programs, resulting in a EUR54.6 million reserve reversal taken in the second quarter of 2003.

    DEBT RESTRUCTURING

    During the year, OTE continued to restructure its debt obligations and refinance existing debt, with the aim of extending maturity profile and improving liquidity. In July, OTE launched a EUR1.25 billion, 5% coupon, 10-year Eurobond. In October, OTE launched a 3-year EUR250 million floating rate note issue. Proceeds from both issues were used to repay existing debt.

    SHARE BUYBACK PROGRAM

    On December 17,2003, OTE shareholders approved a one-year extension of OTE's share buyback program, under which OTE is authorized to purchase up to 30 million of its shares, or approximately 6.1% of all shares outstanding, for a price per share ranging between EUR5 and EUR15.

    SALE OF INMARSAT STAKE

    On December 17, 2003, OTE agreed to sell its 4.65% stake in Inmarsat Ventures plc. This sale generated proceeds of approximately US$70 million and a net capital gain of EUR20.5 million, recorded in the fourth quarter accounts.

    SUBSEQUENT EVENTS

    BACKSTOP FACILITY

    OTE is in the process of establishing a EUR350 million general-purpose syndicated loan, mainly to be used as backstop facility to its Commercial Paper program.

    2004 VOLUNTARY RETIREMENT SCHEME AND PENSION FUND UNIFICATION

    In February 2004, OTE secured union approval to proceed with a fifth annual Voluntary Retirement Scheme, under which up to 1,500 employees may choose to take early retirement on favorable terms. At the same time, the implementation of the Greek State's planned unification of major social security funds is proceeding. The TAP-OTE fund is scheduled to be merged during 2004 into the IKA-ETAM fund, the main social security fund of private sector employees. This unification is expected to result in significant savings in employer social security contributions.

    4. BUSINESS OVERVIEW

    OTE's segment reporting is based on its legal structure. A reconciliation of intersegment revenues to total revenues is provided, as below:

    SEGMENT FINANCIALS FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2003



EUR million     OTE(a)    Cosmote   RomTelecom All Other  Total
-----------------------------------------------------------------
Revenues from
 external
 customers      2,880.4    1,150.4       662.7    247.9  4,941.4
-----------------------------------------------------------------
Intersegment
 revenues         235.6      206.8         1.8    143.0    587.2
-----------------------------------------------------------------
Total revenues  3,116.0    1,357.2       664.5    390.9  5,528.6
-----------------------------------------------------------------


               Adjustments &
EUR million     Eliminations Consolidated
------------------------------------------
Revenues from
 external
 customers                 -      4,941.4
------------------------------------------
Intersegment
 revenues             (587.2)           -
------------------------------------------
Total revenues        (587.2)     4,941.4
------------------------------------------


    (a) For comparison purposes, OTE comprises the OTE parent company and OTE Estate.

    4.1. OTE FIXED-LINE

    TRAFFIC STATISTICS FOR THE FOURTH QUARTER OF 2003



                                           Average
      Call Service Category      Calls,      Call    Minutes, Split of
                                  million  Duration   million  minutes
                                           (minutes)
----------------------------------------- ---------- -------- --------
Local                            1,389.0        2.5  3,456.3     42.4%
----------------------------------------- ---------- -------- --------
National Long - Distance           163.9        3.0    484.8      5.9%
----------------------------------------- ---------- -------- --------
International Long - Distance       26.7        3.6     97.0      1.2%
----------------------------------------- ---------- -------- --------
Internet                           165.7       22.0  3,648.8     44.7%
----------------------------------------- ---------- -------- --------
Fixed-to-Mobile                    328.0        1.3    417.6      5.1%
----------------------------------------- ---------- -------- --------
Special Calls                       87.9        0.6     53.4      0.7%
----------------------------------------- ---------- -------- --------
Total                            2,161.2        3.8  8,157.9    100.0%
----------------------------------------- ---------- -------- --------


    Reflecting traditional seasonality and the continuing growth of internet use, total fixed-line traffic as measured in call minutes rose sequentially in the quarter. Excluding internet, the rate of decline in year-on-year quarterly traffic slowed in the fourth quarter. OTE estimates that its share of the Greek fixed-line market, as measured in call minutes, stood at approximately 87% in December 2003.


FOURTH QUARTER AND TWELVE MONTHS ENDED DECEMBER 31, 2003 AND 2002
IN ACCORDANCE WITH U.S. GAAP (UNAUDITED)

                                                           %

EUR million                       Q4 03    Q4 02    Change
------------------------------------------------------------
Operating Revenues                 779.8    888.3     -12.2%
------------------------------------------------------------
Adjusted Operating Revenues(a)     779.8    857.2      -9.0%
------------------------------------------------------------
 - Basic Monthly Rentals           151.5    161.0      -5.9%
------------------------------------------------------------
 - Fixed to fixed calls            164.1    196.6     -16.5%
------------------------------------------------------------
 - Fixed to mobile calls           105.8    154.7     -31.6%
------------------------------------------------------------
 - International                    63.4     67.8      -6.5%
------------------------------------------------------------
 - Other                           295.0    308.2      -4.3%
------------------------------------------------------------
Operating Profit                   107.5    165.3     -35.0%
------------------------------------------------------------
EBITDA                             261.3    296.8     -12.0%
------------------------------------------------------------
EBITDA Margin                       33.5%    33.4%   0.1 pp
------------------------------------------------------------
Depreciation & Amortization        153.8    131.5      17.0%
------------------------------------------------------------


                                                               %
                                FULL YEAR  FULL YEAR
EUR million                          03         02      Change
----------------------------------------------------------------
Operating Revenues                 3,116.0    3,434.6      -9.3%
----------------------------------------------------------------
Adjusted Operating Revenues(a)     3,116.0    3,322.1      -6.2%
----------------------------------------------------------------
 - Basic Monthly Rentals             614.3      630.2      -2.5%
----------------------------------------------------------------
 - Fixed to fixed calls              665.2      779.3     -14.6%
----------------------------------------------------------------
 - Fixed to mobile calls             487.7      628.6     -22.4%
----------------------------------------------------------------
 - International                     259.8      319.0     -18.6%
----------------------------------------------------------------
 - Other                           1,089.0    1,077.5       1.1%
----------------------------------------------------------------
Operating Profit                     513.6      645.2     -20.4%
----------------------------------------------------------------
EBITDA                             1,104.9    1,156.4      -4.5%
----------------------------------------------------------------
EBITDA Margin                         35.5%      33.7%   1.8 pp
----------------------------------------------------------------
Depreciation & Amortization          591.3      511.2      15.7%
----------------------------------------------------------------


    (a) Up to January 31, 2003, OTE was billed by the mobile operators for substantially all its revenue from calls placed from its network to customers of the mobile operators. These charges were included in "Payments to mobile telephony operators" in Operating Expenses. Simultaneously, OTE charged the mobile operators an interconnection fee relating to such calls, which was included in "Interconnection charges" in Other Operating Revenues. Effective February 1, 2003, OTE, based on new arrangements made with the mobile operators, no longer charges an interconnection fee for such calls but pays a charge per minute at rates determined in the new agreements. Adjusted Operating Revenues eliminate the effect of that change.

    Regarding fixed to mobile calls, a number of significant decreases in mobile termination rates took place in 2003, with the last being in October. In Other, traditional services such as phone cards are facing pressure, counterbalancing solid increases by a number of new products and services including ISDN, data services, as well as innovative complete solutions for corporate customers.
    In 2003, OTE's domestic fixed-line activities pursued an active commercial strategy in a highly challenging environment. Better-funded competitors made a strong push in a market, whose overall scope is also under attack from fixed-to-mobile substitution. Furthermore, an antagonistic regulatory environment exacerbated the competitive situation. In this environment, OTE managed to contain the erosion of its market share and revenues.
    In the face of this convergence of negative factors, OTE's clear commercial strategy focused on significantly enhancing all customer-facing functions, accelerating the introduction of new technologies and better utilizing its infrastructure. As a result, OTE expects that its competitive position in 2004 will greatly benefit from attractive and flexible pricing, new products and services, and a further improvement in overall customer experience.
    At year end, the number of registered users of OTE pricing packages targeting residential and business customers, introduced in the second quarter, had passed the one million mark, containing the erosion of OTE's international call market share. They represent a major component in OTE's campaign to retain subscriber loyalty and win back customers.
    In December, after months of difficult negotiations, OTE received final regulatory approval of its fixed-line retail telephony pricing structure. The new pricing, effective since December 31, includes a number of flexible features enabling OTE to better meet the requirements of diverse customer segments ranging from the smallest retail to the largest corporate customers, as well as increases in monthly rentals (+5.1% in PSTN and +6.0% in ISDN).
    Pricing of Greece's first ADSL service, launched by OTE on a commercial basis in September, was revised downwards in mid-December. Over 13,000 customers have already adopted the service, and OTE expects to sign up an additional 55,000 users this year, notably with the introduction of self-install products in the second quarter. OTE also continued to make strong headways in large-scale data projects for the corporate market.
    The most dramatic improvements came in marketing and sales, underscoring OTE's transformation from a technology-centered to a customer-focused organization. A major fixed-line telephony advertising campaign was launched in the fourth quarter, based on a new corporate tagline and aimed at re-establishing accurate price perception in response to aggressive competitor claims. This was supplemented by tactical advertising initiatives, notably during the important holiday season, and by a year-end campaign aimed at introducing the new pricing policy to a wide audience.
    OTE also substantially strengthened its sales channels - outgoing call centers were instrumental in strengthening customer loyalty, first shops sporting the new store design re-opened early this year, and the account management organization was reinforced to improve services to large corporate customers as well as small and medium businesses. All told, OTE has made measurable strides in raising customer satisfaction levels.
    Fixed-line payroll and benefits rose by 5.9% in the fourth quarter of 2003 to EUR195.7 million. For the full year, fixed-line payroll and benefits increased by 6.2% to EUR779.4 million. This increase reflects statutory raises granted in late 2002 and in 2003. In addition, the impact of the 2003 early retirement program is not fully reflected in last year's payroll and benefits, as about half of all beneficiaries did not effectively leave OTE until the fourth quarter of the year.

    An analysis of the OTE segment Other Operating Expenses follows:



                                                % FULL   FULL        %
                                                   YEAR   YEAR
EUR million                  Q4 03  Q4 02  Change   03     02   Change
----------------------------------- ------ ------ ------ ------ ------
 Advertising                  12.1   12.4   -2.4%  20.5   21.8   -6.0%
----------------------------------- ------ ------ ------ ------ ------
 Cost of equipment            17.4   14.4   20.8%  91.8   96.2   -4.6%
----------------------------------- ------ ------ ------ ------ ------
Provision for doubtful
 accounts                     31.7   31.7    0.0%  82.0   73.1   12.2%
----------------------------------- ------ ------ ------ ------ ------
Taxes other than income taxes  7.7    3.7  108.1%  18.7   16.3   14.7%
----------------------------------- ------ ------ ------ ------ ------
Repairs, maintenance,
Cost of telecom materials     28.8   10.6  171.7%  72.1   61.9   16.5%
----------------------------------- ------ ------ ------ ------ ------
 Other                        85.7   98.4  -12.9% 353.9  347.3    1.9%
----------------------------------- ------ ------ ------ ------ ------
 TOTAL                       183.4  171.2    7.1% 639.0  616.6    3.6%
----------------------------------- ------ ------ ------ ------ ------


    The OTE segment's Other Operating Expenses rose by nearly 7% in the fourth quarter of 2003. Excluding additional spending related to the 2004 Athens Olympic games, intercompany expenses which are eliminated in the consolidation, Other Operating Expenses would have been virtually unchanged in the fourth quarter of 2003 despite a EUR15 million accrual of maintenance expenses booked in the quarter. For 2003 as a whole, Other Operating Expenses rose by only 3.6% compared to 2002; excluding intercompany expenses and Olympic-related spending, Other Operating Expenses would have declined by 4%, despite an approximately EUR10 million increase in Provision for Doubtful Accounts. A number of initiatives took place - for example, we have seen significant declines in travel expenses, other commissions and other operating costs including utilities, booklets, publications and subscriptions, in the magnitude of 26.6%, 15.4% and 19.5% respectively.


EUR million                   DEC 2002            DEC 2003
----------------------------------------------------------------
Net Accounts Receivable                1,210                918
----------------------------------------------------------------
Net Working Capital                      787                682
----------------------------------------------------------------
 NWC/Sales (%)                          24.9               23.6
----------------------------------------------------------------
 DSO (incl.  VAT)                        118                 98
----------------------------------------------------------------


    During the second half of the year, OTE embarked on a large scale Net Working Capital improvement project, with major emphasis on domestic fixed-line operations. For the year ended 31 December 2003, Net Working Capital for domestic fixed-line (including bad debt, excluding intra-group transactions and cash) showed a significant decrease as a percentage of revenue compared to the same period of 2002, from 24.9% to 23.6% (Greek GAAP), as well as compared to September 2003 in which the relative ratio reached 26.2%. This improvement is due to a substantial decrease in Accounts Receivable (-24.2%), more than offsetting a decline in Accounts Payable (-22.5%). The decrease in Accounts Receivable has resulted in a significant reduction of Days Sales Outstanding from 118 to 98 days. Currently, the main focus of this program is to further enhance the domestic fixed-line operations' credit control and collections management; further positive results are expected throughout 2004.

    4.2. COSMOTE


FOURTH QUARTER AND TWELVE MONTHS ENDED DECEMBER 31, 2003 AND 2002
IN ACCORDANCE WITH U.S. GAAP (UNAUDITED)

EUR million                 Q4 03      Q4 02      % Change
------------------------- ---------- ---------- -----------
Operating Revenues            363.1      314.4        15.5%
------------------------- ---------- ---------- -----------
     Monthly service fees      51.4       38.9        32.1%
------------------------- ---------- ---------- -----------
         Airtime revenues     149.7      130.0        15.2%
------------------------- ---------- ---------- -----------
 Interconnection Revenues     100.9       99.3         1.6%
------------------------- ---------- ---------- -----------
         Roaming revenues       6.3        4.3        46.5%
------------------------- ---------- ---------- -----------
             SMS revenues      32.9       34.7        -5.2%
------------------------- ---------- ---------- -----------
   Sales of handsets and
              accessories       8.1        7.2        12.5%
------------------------- ---------- ---------- -----------
 Other operating revenues      13.7        0.1     13600.0%
------------------------- ---------- ---------- -----------
Operating Profit (EBIT)       109.9       94.6        16.2%
------------------------- ---------- ---------- -----------
EBITDA                        150.9      134.0        12.6%
------------------------- ---------- ---------- -----------
EBITDA Margin                  41.6%      42.6%      -1 pp
------------------------- ---------- ---------- -----------
Net Income                     66.0       59.6        10.7%
------------------------- ---------- ---------- -----------
Net Income  Margin             18.2%      19.0%    -0,8 pp
------------------------- ---------- ---------- -----------
Depreciation &
 Amortization                  41.0       39.4         4.1%
------------------------- ---------- ---------- -----------

------------------------- ---------- ---------- -----------
Customers (Greece)
------------------------- ---------- ---------- -----------
                 Contract
------------------------- ---------- ---------- -----------
                 Pre-Paid
------------------------- ---------- ---------- -----------
Customers (Albania)
------------------------- ---------- ---------- -----------
                 Contract
------------------------- ---------- ---------- -----------
                 Pre-Paid
------------------------- ---------- ---------- -----------
Employees
------------------------- ---------- ---------- -----------
ARPU blended (Euro)
------------------------- ---------- ---------- -----------
AMOU blended
------------------------- ---------- ---------- -----------


EUR million                  12M 03     12M 02     % Change
------------------------- ---------- ---------- ------------
Operating Revenues           1357.2     1201.3         13.0%
------------------------- ---------- ---------- ------------
     Monthly service fees     181.8      150.0         21.2%
------------------------- ---------- ---------- ------------
         Airtime revenues     564.2      495.7         13.8%
------------------------- ---------- ---------- ------------
 Interconnection Revenues     386.8      366.6          5.5%
------------------------- ---------- ---------- ------------
         Roaming revenues      43.2       31.8         35.8%
------------------------- ---------- ---------- ------------
             SMS revenues     139.1      129.5          7.4%
------------------------- ---------- ---------- ------------
   Sales of handsets and
              accessories      27.9       27.3          2.2%
------------------------- ---------- ---------- ------------
 Other operating revenues      14.4        0.4       3500.0%
------------------------- ---------- ---------- ------------
Operating Profit (EBIT)       414.7      380.6          9.0%
------------------------- ---------- ---------- ------------
EBITDA                        576.2      520.4         10.7%
------------------------- ---------- ---------- ------------
EBITDA Margin                  42.5%      43.3%     -0,8 pp
------------------------- ---------- ---------- ------------
Net Income                    253.2      229.3         10.4%
------------------------- ---------- ---------- ------------
Net Income  Margin             18.7%      19.1%     -0,4 pp
------------------------- ---------- ---------- ------------
Depreciation &
 Amortization                 161.5      139.9         15.4%
------------------------- ---------- ---------- ------------

------------------------- ---------- ---------- ------------
Customers (Greece)        3,917,010  3,506,338         11.7%
------------------------- ---------- ---------- ------------
                 Contract 1,595,852  1,551,441          2.9%
------------------------- ---------- ---------- ------------
                 Pre-Paid 2,321,158  1,954,897         18.7%
------------------------- ---------- ---------- ------------
Customers (Albania)         592,804    501,147         18.3%
------------------------- ---------- ---------- ------------
                 Contract    14,017     14,465         -3.1%
------------------------- ---------- ---------- ------------
                 Pre-Paid   578,787    486,682         18.9%
------------------------- ---------- ---------- ------------
Employees                     1,882      1,658         13.5%
------------------------- ---------- ---------- ------------
ARPU blended (Euro)            29.5       30.0         -1.7%
------------------------- ---------- ---------- ------------
AMOU blended                  113.0       98.0         15.3%
------------------------- ---------- ---------- ------------


    Cosmote operates in four countries of Southeastern Europe: through direct ownership in Greece (Cosmote) and Albania (AMC) and since January 2003, through management of companies owned by OTE in Bulgaria (GLOBUL) and F.Y.R. of Macedonia (CosmoFon). Cosmote group consolidated results incorporate the Greek and Albanian companies.
    Cosmote group operating revenues for the three months ended December 31, 2003 increased y-o-y by 15.5% to EUR 363.1 million. The overall revenue increase mainly reflects a 15.2% increase in airtime revenues, a 32.1% increase in monthly service fees, a 46.5% increase in roaming revenues, and a 1.6% increase in interconnection revenues. Profitability was sustained at high levels, with quarterly EBITDA reaching EUR 150.9 million while the EBITDA margin stood at 41.6%. The slight drop in group EBITDA margin compared to one year ago is attributed to the dilution of AMC's EBITDA margin due to the introduction of mobile-to-mobile termination charges.
    Net income amounted to EUR66.0 million, up 10.7% year on year, while consolidated Net Income margin stood at 18.2%.
    The key driver behind the healthy revenue growth of Cosmote during the year 2003 was traffic volume, which increased by approximately 34% year-on-year. The significant tariff cuts (on average -25%) effected with the introduction of the bundled packages were offset by traffic increase, evidence of sustainable positive usage elasticity. In addition data revenues (which include SMS, MMS, WAP and other "soft data" revenues from Value Added Services) represented approximately 12% of total telecommunication revenues and 12.6% of domestic operations revenues. The Company has recorded over 270,000 MMS users since launch, who are currently sending on average around 25,000 MMS per day.
    Blended AMOU for the year 2003 increased by 15.3% compared to 2002; reaching 113 minutes; driven by the continuous strong quarterly growth in contract AMOU quarter after quarter. At 2003 year end, contract AMOU was 44 minutes higher compared to a year ago (26% increase). Blended ARPU for 2003 at EUR29.5 was 1.7% lower compared to the year before, due to significant tariff cuts of approximately 25%, the dilution effect from the higher proportion of prepaid customers in the total customer base (approximately 59.3% compared to approximately 55.8% at the end of FY-02) and the change in OTE's fixed-to-mobile accounting policy, which had a negative effect of EUR0.75 on blended ARPU.
    In June 2003, Cosmote launched commercially its new innovative service, MYCOSMOSView, with which Cosmote customers can have easy and fast access to an integrated range of technologically advanced and sophisticated services, in a user-friendly environment. In April 2003, Cosmote was the first company to commercially launch video MMS applications in the Greek market, combining image and sound with motion, thus further extending its services portfolio.
    In addition, in November 2003 Cosmote and NTT DoCoMo, Inc., signed an exclusive strategic partnership agreement under which DoCoMo is licensing Cosmote to launch i-mode(R), the world's most popular mobile service, in Greece. Under the terms of the agreement Cosmote will offer its i-mode service over its 2.5G GPRS network and 3G UMTS network, with DoCoMo providing its know-how, technology and patents.

    4.3. ROMTELECOM

    OTE, through its wholly owned subsidiary OTE International
Investments Ltd, holds a 54.01% interest in RomTelecom S.A., the incumbent telecommunications operator in Romania. RomTelecom's key financial figures are stated below:


           RomTelecom CONSOLIDATED STATEMENTS OF OPERATIONS
   FOURTH QUARTER AND TWELVE MONTHS ENDED DECEMBER 31, 2003 AND 2002
               IN ACCORDANCE WITH U.S. GAAP (UNAUDITED)

                                                    %

EUR Millions               4Q 03     4Q 02      Change
------------------------ --------- --------- -------------
Operating Revenues          206.6     245.5         -15.8%
------------------------ --------- --------- -------------
EBITDA                       41.7      47.3         -11.8%
------------------------ --------- --------- -------------
EBITDA Margin                20.2%     19.3%       0.9 pp
------------------------ --------- --------- -------------
EBIT                         -6.3     -78.2          91.9%
------------------------ --------- --------- -------------
Net Income/(Loss)            -1.6     -95.4          98.3%
------------------------ --------- --------- -------------
Net Income/(Loss) Margin     -0.8%    -38.9%      38.1 pp
------------------------ --------- --------- -------------
Increase/(Decrease) in
 Gross PP&E
------------------------ --------- --------- -------------

------------------------ --------- --------- -------------
Fixed Telephony, Lines
------------------------ --------- --------- -------------
Mobile Telephony,
 Contract customers
------------------------ --------- --------- -------------
Mobile Telephony,
 Prepaid customers
------------------------ --------- --------- -------------
Mobile Telephony, Total
 customers
------------------------ --------- --------- -------------

------------------------ --------- --------- -------------
Net Financial Debt
------------------------ --------- --------- -------------


                                                            %

EUR Millions                  12M 03         12M 02     Change
------------------------------------- -------------- -------------
Operating Revenues             797.4          958.7         -16.8%
------------------------------------- -------------- -------------
EBITDA                         216.1          210.1           2.9%
------------------------------------- -------------- -------------
EBITDA Margin                   27.1%          21.9%       5.2 pp
------------------------------------- -------------- -------------
EBIT                            46.2          -40.4         214.4%
------------------------------------- -------------- -------------
Net Income/(Loss)               45.6          -65.9         169.2%
------------------------------------- -------------- -------------
Net Income/(Loss) Margin         5.7%          -6.9%      12.6 pp
------------------------------------- -------------- -------------
Increase/(Decrease) in
 Gross PP&E                     58.6          145.3         -59.7%
------------------------------------- -------------- -------------

------------------------------------- -------------- -------------
Fixed Telephony, Lines     4,326,398      4,197,074           3.1%
------------------------------------- -------------- -------------
Mobile Telephony,
 Contract customers           30,596         44,915         -31.9%
------------------------------------- -------------- -------------
Mobile Telephony,
 Prepaid customers            51,034         54,447          -6.3%
------------------------------------- -------------- -------------
Mobile Telephony, Total
 customers                    81,630         99,362         -17.8%
------------------------------------- -------------- -------------
                            31.12.03       31.12.02
------------------------------------- -------------- -------------
Net Financial Debt             173.8          391.1         -55.6%
------------------------------------- -------------- -------------


    In the fourth quarter of 2003, RomTelecom posted revenues of EUR206.6 million, down 15.8% from revenues of EUR245.5 million in the fourth quarter of 2002. Ohis drop is primarily due to lower tariffs, in real terms, than in the fourth quarter of 2002, despite regulatory approval for the conversion of tariffs into Euros effective October 2. Lower interconnection and fixed-to mobile traffic, as a result of market liberalization, were also significant contributing factors to the revenue drop.

    -- Interconnection Revenues remained significantly lower than in 2002 (50% on a cumulative basis). RomTelecom lost a significant share of inbound and outbound international traffic of Mobile Operators. In the fourth quarter, however, the company managed to reverse the steep decline in international inbound traffic, posting a 76% sequential increase. The loss of international inbound traffic to VoIP providers has also been stopped thanks to the introduction of a new pricing policy. As a result, international inbound traffic has resumed growth and reached record levels in the fourth quarter.

    -- The drop in interconnection traffic and revenue erosion due to the late conversion to Euro-denominated pricing were partly offset by higher usage and monthly rentals.

    -- Fixed-to-mobile call revenues decreased from the fourth quarter of 2002 because of substitution.

    During the fourth quarter RomTelecom took some extraordinary additional provisions that affected consolidated EBITDA and consequently OTE Group EBITDA. These are:

    -- EUR13.8 million related to compensation for early retirement within the framework of the restructuring plan of the firm. These additional provisions reflect cost associated with personnel retiring during the first days of January 2004 based on management decisions taken and announced in 2003.

    -- EUR8.5 million related to provisions for engineering material inventories. The provision is related to the decision of the management to improve the methodology used in the aging of these inventories.

    Despite the significant drop in revenues, the annual consolidated EBITDA margin of RomTelecom rose to 27.1% in 2003, as compared to 21.9% in 2002, reaching EUR216.1 million compared to EUR210.1 million. The company is starting to benefit from its headcount-reduction efforts, as payroll expenses (including redundancies) decreased by 15% for the whole year. RomTelecom will continue the implementation of its transformation plan in 2004 in order to achieve targeted reductions in operating expenses. As a result of its cost-reduction policy, RomTelecom returned to profitability in 2003, posting a full-year net income of EUR45.6 million, as compared to a loss of EUR65.9 million in 2002.
    RomTelecom expects competition to emerge in the domestic fixed-line market in 2004, and plans to contain market share erosion through the launch of new products and services, improvements in customer focus, together with attractive retail pricing based on a rebalancing plan agreed with the regulator, and cost-based interconnection tariffs.

    COSMOROM

    CosmoRom's operating revenues for the three months ended December 31, 2003 amounted to EUR1.8 million, while net loss amounted to EUR6.9 million. As previously disclosed, CosmoRom is experiencing financial difficulties and has overdue payments to its principal equipment supplier. In addition, CosmoRom's shareholder, RomTelecom, has recently appointed an investment bank to review its strategic options regarding CosmoRom. It is expected that the bank will provide its report by May 2004. The contents of this report and RomTelecom's decisions following its receipt may have an impact on OTE's final 2003 consolidated U.S. GAAP financial statements scheduled to be published by June 2004.

    4.4. OTENET

    OTEnet is an 80%-owned OTE subsidiary offering Internet access and IP-based telecom solutions as well as e-business and content services. OTEnet operating revenues for the three months ended December 31, 2003, increased by 50.3% y-o-y to EUR 21.8 million while quarterly EBITDA reached EUR 2.2 million. EBITDA margin stood at 10.1%. OTEnet S.A, boosted its customer base significantly during 2003. At December 31, 2003, OTEnet had over 213,000 active residential customers, 3,000 active business customers and hosted 3,300 active web sites hosted.
    During the year OTEnet introduced and actively promoted a series of new products and value-added services, while implementing efficient cost control. The company's goals for 2003 were to promote the expansion of Internet penetration in Greece and to evolve to a multilevel IP Telecom Solutions and Internet Service Applications Provider. In addition, OTEnet's strategy was to expand its offering to cover the full Internet value chain and to strengthen its brand name focusing on the two main market segments (corporate-consumer). Successful implementation of this strategy led to a 42.2% revenue increase for the year to EUR67.4 million while 2003 EBITDA margin rose by 1.9 percentage points to 15.4%.
    Voice@net, the OTEnet subsidiary operating in the corporate VoIP market, achieved a fivefold increase in revenues for the full year, attributed to the successful broadening of its customer base in the context of a highly competitive market. At year-end, Voice@net had 5,100 corporate accounts, including many returning OTE Group customers.

    OTENET


                 CONSOLIDATED STATEMENTS OF OPERATIONS
   FOURTH QUARTER AND TWELVE MONTHS ENDED DECEMBER 31, 2003 AND 2002
               IN ACCORDANCE WITH U.S. GAAP (UNAUDITED)

                                            %                       %
EUR million               4Q 03 4Q 02  Change  12M 03  12M 02  Change
------------------------------- ----- -------- ------- ------- -------
Operating Revenues        21.8  14.5     50.3%   67.4    47.4    42.2%
------------------------------- ----- -------- ------- ------- -------
Operating Profit           0.6   1.0    -40.0%    4.9     1.7   188.2%
------------------------------- ----- -------- ------- ------- -------
EBITDA                     2.2   2.6    -15.4%   10.4     6.4    62.5%
------------------------------- ----- -------- ------- ------- -------
EBITDA Margin             10.1% 17.9% -7.8 pp    15.4%   13.5% 1.9 pp
------------------------------- ----- -------- ------- ------- -------
Depreciation &
 Amortization              1.6   0.8    100.0%    5.5     4.7    17.0%
------------------------------- ----- -------- ------- ------- -------


    4.5. OTHER INTERNATIONAL INVESTMENTS

    TELECOM SERBIA

    In 2003, total operating revenues of Telecom Serbia amounted to EUR533.8 million, up 5.3% from the 2002 level. In constant currency terms, revenues increased by more than 12%, chiefly due to a 50% increase in mobile telephony revenues. Net income in 2003 amounted to EUR 147.4 million, 101.4% higher than in 2002, impacted by the inclusion to 2003 results of an extraordinary amount of EUR98 million to the category "Other Income" which was previously reported as a payable to TII (STET). The inclusion of this amount in the accounts (during Q3 2003), was a result of an agreement, following the sale of TII's interest in Telecom Serbia back to the Serbian Government. As this reversal has not yet been approved by the Company's Management Board, we have decided to exclude it from OTE Group consolidated results. Consequently, OTE Group 2003 results include only the results of Telecom Serbia up to H1 2003.
    OTE reiterates that arbitration proceedings related to the protection of OTE interests as minority shareholders of Telecom Serbia are continuing. OTE is examining various options that could enable the company to create value out of this minority holding.
    At 2003 year-end, Telecom Serbia had approximately 2.4 million fixed-line customers, up 3.5% from the prior year, and nearly 1.8 million mobile customers, up 31.2% from last year. The number of pre-paid customers increased by 28.7%, accounting for over 96% of the total, while the number of contract customers increased by 233.6%. Positive trends were also recorded in traffic, as fixed-line traffic (pulses) increased by 15% and mobile telephony minutes by 46%.

    ARMENTEL

    ArmenTel's operating revenues for the fourth quarter of 2003 amounted to EUR17.9 million, while net income amounted to EUR3.2 million. For the full year, revenues were EUR69.6 million and net income EUR11.8 million. OTE will not fund any further capital requirements in ArmenTel and a program to reduce expenses has been developed. Negotiations towards an exit from the Armenian market are proceeding.

    GLOBUL

    Cosmo Bulgaria Mobile EAD is a 100% owned OTE subsidiary, managed by Cosmote, operating a GSM 900 / 1800 mobile telephony license in Bulgaria. Operating Revenues of Cosmo Bulgaria Mobile EAD, which operates under the Globul brand, amounted to EUR32.9 million for the fourth quarter of 2003, compared to EUR16.9 million for the comparable quarter of 2002, posting an increase of 94.7%. For the full year, revenues were EUR 99.4 million, an increase of 113.8%. The overall revenue increase reflects a 60% increase in monthly service revenues, 186% in airtime revenue, 235% increase in SMS revenues, 313% increase in roaming revenues and 140% increase in interconnection revenues.

    The key drivers behind the healthy revenue growth were:

    -- A customer base which grew by 115% y-o-y, exceeding a total of one million contract and pre-paid customers. Prepaid customers reached 629.6 thousand, while contract customers reached 373.8 thousand, providing a prepaid/contract mix of 63%/37%. This increase was driven both by improved market penetration (estimated at 40% at year end) and market share gains.

    --  Stable pre-paid usage.

    -- Increased contract usage, driven by an increase in corporate customers and enhanced coverage.

    Roaming revenues posted an impressive growth as the company signed more roaming agreements. The number of active roaming agreements at year-end reached 211 operators in 106 countries. The company successfully reached and exceeded its 2003 target to break even at the EBITDA level, reaching a full year EBITDA of EUR 10.2 million.

    COSMOFON MOBILE TELECOMMUNICATIONS AD SKOPJE (MTS)

    Cosmofon AD, the new corporate name of MTS, is a wholly owned subsidiary of OTE managed by Cosmote, operating the second mobile telephony license in the Former Yugoslav Republic of Macedonia (FYROM). The company launched commercially under the brand name Cosmofon in June 2003. Since then, the company has acquired more than 84,000 customers. Operating revenues for 2003 reached EUR 6.7 million.

    5. OUTLOOK

    For 2004 as a whole, OTE expects a moderate increase in revenues, as continuing rapid growth in mobile operations make up for overall stability in fixed-line telephony. OTE intends to move closer to its medium-term target of 40% Group EBITDA margin for the full year. Finally, Capex should show another decline and working capital should improve by at least EUR 150 million.

    About OTE

    OTE is a provider of public, fixed switch domestic and international telephony services in Greece. With local, long distance and international communications services in addition to mobile telephony, internet services, and high-speed data communications, OTE provides consumers and businesses the ability to communicate globally through its extensive network infrastructure. In addition, OTE has a number of International investments in the South East European region and addresses a potential customer base of 60 million people.
    Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE's American Depository Receipts (ADR's) represents 1/2 ordinary share.

    Forward-looking statement

    Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2002 filed with the SEC on June 30, 2003. OTE assumes no obligation to update information in this release.

    Exhibits to follow:

    I. Condensed Consolidated Balance Sheets as of December 31, 2003 and 2002 (Under US GAAP)
    II. Condensed Consolidated Statements of Operations for the twelve months and three months ended December 31, 2003 and 2002 (Under US
GAAP)
    III. Condensed Consolidated Statement of Cash Flows for the twelve months ended December 31, 2003
    IV. Operating Revenues for the twelve months and three months ended December 31, 2003 and 2002 (Under US GAAP)
    V. Segment Reporting based on the Company's legal structure
    VI. International Assets
    VII. Operational Highlights

    EXHIBIT I - BALANCE SHEETS



 HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE) AND SUBSIDIARIES
                Condensed Consolidated Balance Sheets
                       Prepared under U.S. GAAP
                   as of December 31, 2003 and 2002
                            (EUR million)



                           2003       2002
                     -----------  ---------
       Assets         Unaudited
---------------------

Current Assets
Cash and cash
 equivalents              610.5      447.5
Accounts receivable     1,168.6    1,364.7
Materials and
 supplies                 157.6       66.5
Deferred income taxes       9.1        8.6
Other current assets      318.4      236.7
                     -----------  ---------

                        2,264.2    2,124.0
                     -----------  ---------

Other assets
Investments               229.6      573.6
Prepayment to EDEKT-
 OTE                      245.1      305.5
Deferred income taxes     101.6      131.0
Other long-term
 receivables              124.3      110.3
                     -----------  ---------
                          700.6    1,120.4
                     -----------  ---------


Telecommunication
 property,
Plant and equipment
Net of Accumulated
 depreciation           6,909.4    5,264.5
                     -----------  ---------




Telecommunication
 licenses, net of
 amortization             405.4      407.6
                     -----------  ---------


Goodwill resulting
 from consolidated
subsidiaries, net of
 amortization              70.3       69.8
                     -----------  ---------



                       10,349.9    8,986.3
                     ===========  =========




                                    2003        2002
                              -----------  ----------
Liabilities and Shareholders'  Unaudited
            Equity
------------------------------

Current Liabilities

Short - term borrowings             51.0       292.8
Current maturities of long-
 term debt                          74.8        41.6

Accounts payable                   869.7       816.9
Accrued and other liabilities      540.4       493.5
Income taxes payable               161.6       170.2

Dividends payable                   14.5         7.7
                              -----------  ----------


                                 1,712.0     1,822.7
                              -----------  ----------

Long-Term Liabilities
Long-term debt, net of current
 maturities                      3,154.6     2,576.2
Reserve for staff retirement
 indemnities                       269.9       263.2

Reserve for Youth Account          357.5       352.8

Other long-term liabilities        241.2       143.3
                              -----------  ----------


                                 4,023.2     3,335.5
                              -----------  ----------


Minority interests               1,020.0       332.1
                              -----------  ----------


Shareholders' Equity
Share capital                    1,204.7     1,204.7


Paid-in surplus                    506.9       506.9

Treasury stock                    (276.6)     (272.6)
Legal reserve                      246.2       246.2

Retained earnings                1,998.2     1,900.1

Unaccrued compensation              (0.1)       (3.6)

Accumulated other
 comprehensive income              (84.6)      (85.7)

                                 3,594.7     3,496.0
                              -----------  ----------


                                10,349.9     8,986.3
                              ===========  ==========




           Movement in Shareholders' equity
------------------------------------------------------

                                         2003
                                  --------------------
                                       Unaudited

Shareholders' equity, January 1               3,496.0
                                  --------------------
Net Income for the period                       433.4
Accumulated other comprehensive
 income                                           1.1
Dividends declared from 2002
 profits                                       (343,1)
Unaccrued compensation                            3.5
Treasury stock                                   (4.0)
Unrealized gain from available for
sale securities                                   7.8
                                  --------------------
                                                 98.7
                                  --------------------

Shareholders' equity, December 31             3,594.7
                                  ====================


    EXHIBIT II - STATEMENTS OF OPERATIONS


        HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE) AND
                             SUBSIDIARIES
            Condensed Consolidated Statements of Operations
                       Prepared under U.S. GAAP
  for the twelve months and three months ended December 31, 2003 and
                                 2002
                             (EUR million)

                                   Q4 03     Q4 02         %
                                 Unaudited Unaudited Change
Operating Revenues:
   Domestic Telephony                598.1    535.1    11.8%
   International Telephony           102.0     76.1    34.0%
   Mobile telephony services         340.8    249.1    36.8%
   Other                             270.6    234.1    15.6%
                                 -------------------
   Total Operating Revenues        1,311.5  1,094.4    19.8%
                                 ===================

Operating Expenses:
   Payroll and employee benefits    (303.8)  (210.4)   44.4%
   Voluntary retirement costs          0.4     (3.0) -113.3%
   Reversal of reserve for
    retirement
   Contributions
   Payments to international
    operators                        (53.7)   (60.0)  -10.5%
   Payments to mobile telephony
    operators                       (153.1)  (149.5)    2.4%
   Depreciation and amortization    (259.4)  (183.6)   41.3%
   Other operating expenses         (339.5)  (250.2)   35.7%
                                 -------------------
   Total Operating Expenses       (1,109.1)  (856.7)   29.5%
                                 ===================

 Operating Income                    202.4    237.7   -14.9%
 Other income / (expense), net:
   Financial, net                    (38.2)   (20.2)   89.1%
 Investment
  writedown/losses/gains on sale      34.2   (157.9)    N/A
   Other, net                         (8.2)   (19.0)  -56.8%
                                 -------------------
 Total Other income / (expense),
  net                                (12.2)  (197.1)  -93.8%
                                 ===================

Income before provision for
 income taxes and minority
 interests                           190.2     40.6   368.5%
                                 ===================

 Provision for income taxes          (84.8)   (26.7)  217.6%
                                 -------------------

Income before minority interests     105.4     13.9   658.3%
 Minority Interests                  (20.9)   (25.5)  -18.0%
                                 -------------------

Net Income before cumulative
 effect of accounting charge          84.5    (11.6)    N/A
 Cumulative effect of accounting
  change for SFAS No 142 (for
  2002), and SFAS No 143 (for
  2003) net of income taxes           (0.9)   (40.3)  -97.8%
                                 -------------------
Net Income                            83.6    (51.9)    N/A


                                     12M 03     12M 02
                                  Unaudited            % Change
Operating Revenues:
   Domestic Telephony               2,351.9    2,120.5     10.9%
   International Telephony            378.1      349.9      8.1%
   Mobile telephony services        1,235.3      950.3     30.0%
   Other                              976.1      888.2      9.9%
                                 ----------------------
   Total Operating Revenues         4,941.4    4,308.9     14.7%
                                 ======================

Operating Expenses:
   Payroll and employee benefits   (1,130.5)    (827.7)    36.6%
   Voluntary retirement costs         (26.0)     (45.8)   -43.2%
   Reversal of reserve for
    retirement
   Contributions                       54.6
   Payments to international
    operators                        (188.0)    (204.4)    -8.0%
   Payments to mobile telephony
    operators                        (607.2)    (559.6)     8.5%
   Depreciation and amortization     (944.2)    (700.2)    34.8%
   Other operating expenses        (1,143.7)    (951.2)    20.2%
                                 ----------------------
   Total Operating Expenses        (3,985.0)  (3,288.9)    21.2%
                                 ======================

 Operating Income                     956.4    1,020.0     -6.2%
 Other income / (expense), net:
   Financial, net                     (80.1)     (73.0)     9.7%
 Investment
  writedown/losses/gains on sale       44.2     (136.5)     N/A
   Other, net                          (9.1)     (22.3)   -59.2%
                                 ----------------------
 Total Other income / (expense),
  net                                 (45.0)    (231.8)   -80.6%
                                 ======================

Income before provision for
 income taxes and minority
 interests                            911.4      788.2     15.6%
                                 ======================

 Provision for income taxes          (355.4)    (304.4)    16.8%
                                 ----------------------

Income before minority interests      556.0      483.8     14.9%
 Minority Interests                  (121.7)     (97.7)    24.6%
                                 ----------------------

Net Income before cumulative
 effect of accounting charge          434.3      386.1     12.5%
 Cumulative effect of accounting
  change for SFAS No 142 (for
  2002), and SFAS No 143 (for
  2003) net of income taxes            (0.9)     (40.3)   -97.8%
                                 ----------------------
Net Income                            433.4      345.8     25.3%


EXHIBIT III - STATEMENT OF CASH FLOWS

        HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE) AND
                             SUBSIDIARIES
           Consolidated Statement of Cash Flows (unaudited)
                       Prepared under U.S. GAAP
     for the twelve months ended December 31, 2003 is as follows:
                             (EUR million)

                                           Q1 03  Q2 03 H1 03  Q3 03
Cash Flows from Operating Activities:
 Net income                                113.1  116.2  229.3  120.5
Adjustments to reconcile to net cash
 provided by operating activities:
 Depreciation and amortization             201.3  241.0  442.3  242.5
 Provision for doubtful accounts            23.3   19.7   43.0   21.3
 Provision for staff retirement
  indemnities and youth account             26.0   21.3   47.3   11.9
 Reversal of reserve for voluntary
  retirement contribution                    0.0  (54.6) (54.6)   0.0
 Gain on sale of investment
 Minority interests                         24.4   36.8   61.2   39.8
 Working capital movement and other
  related movements                       (201.8) (22.7)(224.5)(181.8)

                                          ============================
Net Cash provided by Operating Activities  186.3  357.7  544.0  254.2
                                          ----------------------------

Cash Flows from Investing Activities:
 Capital expenditures                     (168.8)(281.3)(450.1)(224.9)
 Payments for purchase of subsidiary, net
  of cash aquired                            9.6    0.0    9.6    0.0
 Proceeds from sale of investment            0.0    0.0    0.0    0.0

                                          ============================
Net Cash used in Investing Activities     (159.2)(281.3)(440.5)(224.9)
                                          ----------------------------

Cash Flows from Financing Activities:
 Net change in short-term and long-term
  debt                                     (77.2) (14.1) (91.3) 178.0
 Dividends paid                             (0.6)  (0.9)  (1.5)(330.4)
 Treasury shares aquired                    (3.8)   0.0   (3.8)  (0.2)

                                          ============================
Net Cash provided by Financing Activities  (81.6) (15.0) (96.6)(152.6)
                                          ----------------------------

Net Increase/(Decrease) in Cash and Cash
 Equivalents                               (54.5)  61.4    6.9 (123.3)
Cash and Cash equivalents at beginning of
 period                                    447.5  393.0  447.5  454.4

                                          ----------------------------
Cash and Cash Equivalents at end of period 393.0  454.4  454.4  331.1
                                          ============================


                                               9M 03 Q4 03   12M 03
Cash Flows from Operating Activities:
 Net income                                    349.8   83.6   433.4
Adjustments to reconcile to net cash provided
 by operating activities:
 Depreciation and amortization                 684.8  259.1   943.9
 Provision for doubtful accounts                64.3   34.3    98.6
 Provision for staff retirement indemnities
  and youth account                             59.2   19.8    79.0
 Reversal of reserve for voluntary retirement
  contribution                                 (54.6)   0.0   (54.6)
 Gain on sale of investment                           (31.6)  (31.6)
 Minority interests                            101.0   20.9   121.9
 Working capital movement and other related
  movements                                   (406.3) 110.5  (295.8)

                                             =======================
Net Cash provided by Operating Activities      798.2  496.6 1,294.8
                                             -----------------------

Cash Flows from Investing Activities:
 Capital expenditures                         (675.0)(248.0) (923.0)
 Payments for purchase of subsidiary, net of
  cash aquired                                   9.6    0.0     9.6
 Proceeds from sale of investment                0.0   56.0    56.0

                                             =======================
Net Cash used in Investing Activities         (665.4)(192.0) (857.4)
                                             -----------------------

Cash Flows from Financing Activities:
 Net change in short-term and long-term debt    86.7  (20.8)   65.9
 Dividends paid                               (331.9)  (4.4) (336.3)
 Treasury shares aquired                        (4.0)   0.0    (4.0)

                                             =======================
Net Cash provided by Financing Activities     (249.2) (25.2) (274.4)
                                             -----------------------

Net Increase/(Decrease) in Cash and Cash
 Equivalents                                  (116.4) 279.4   163.0
Cash and Cash equivalents at beginning of
 period                                        447.5  331.1   447.5

                                             -----------------------
Cash and Cash Equivalents at end of period     331.1  610.5   610.5
                                             =======================


EXHIBIT IV - OPERATING REVENUES

        HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE) AND
                             SUBSIDIARIES
                    Consolidated Operating Revenues
                       Prepared under U.S. GAAP
  for the twelve months and three months ended December 31, 2003 and
                                 2002
                             (EUR million)

                              Q4 03       Q4 02
                            Unaudited   Unaudited  Change
Domestic Telephony:
   Basic monthly rentals        206.1       163.3    26.2%
   Local and long distance
    calls
       -Fixed to fixed          212.9       198.0     7.5%
       -Fixed to mobile         141.7       156.4    -9.4%
                            ----------  ----------
                                354.6       354.4     0.1%
                            ==========  ==========
   Other                         37.4        17.4   114.9%
                            ----------  ----------
   Total Domestic Telephony     598.1       535.1    11.8%
                            ==========  ==========

International Telephony:
   International traffic         45.6        44.7     2.0%
   Payments from mobile
    operators                     8.8         7.2    22.2%
                            ----------  ----------
                                 54.4        51.9     4.8%
                            ==========  ==========
   Payments from
    International
    operators                    47.6        24.2    96.7%
Total International
 Telephony                      102.0        76.1    34.0%
                            ==========  ==========

Mobile Telephony Services:      340.8       249.1    36.8%
                            ==========  ==========

Other Operating Revenues:
Traditional Services:
   Telecards                     37.8        42.8   -11.7%
   Directories                   11.0        11.7    -6.0%
   Radio communications           5.1         9.4   -45.7%
   Audiotex                      22.2        15.2    46.1%
   Telex and telegraphy           1.9         1.7    11.8%
                            ----------  ----------
                                 78.0        80.8    -3.5%
                            ==========  ==========
New Business:
   Leased lines and data
    communications               48.2        35.6    35.4%
   ISDN, connection &
    monthly charges              25.1        19.4    29.4%
   Sales of
    telecommunication
   equipment                     31.4        28.3    11.0%
   Internet services             13.3         5.3   150.9%
   ATM                            4.8         7.1   -32.4%
                            ----------  ----------
                                122.8        95.7    28.3%
                            ==========  ==========
Other:
   Services rendered             34.5        20.9    65.1%
   Interconnection charges       23.9        28.8   -17.0%
   Miscellaneous                 11.4         7.9    44.3%
                            ----------  ----------
                                 69.8        57.6    21.2%
                            ==========  ==========
Total Other Operating
 Revenues                       270.6       234.1    15.6%
                            ==========  ==========

                            ==========  ==========
Total Operating Revenues      1,311.5     1,094.4    19.8%
                            ==========  ==========


                               12M 03      12M 02
                             Unaudited             Change
                            ----------  ----------
Domestic Telephony:
   Basic monthly rentals        788.2       639.8    23.2%
   Local and long distance
    calls
       -Fixed to fixed          832.7       784.6     6.1%
       -Fixed to mobile         618.0       634.0    -2.5%
                            ----------  ----------
                              1,450.7     1,418.6     2.3%
                            ==========  ==========
   Other                        113.0        62.1    82.0%
                            ----------  ----------
   Total Domestic Telephony   2,351.9     2,120.5    10.9%
                            ==========  ==========

International Telephony:
   International traffic        188.1       185.5     1.4%
   Payments from mobile
    operators                    37.0        36.5     1.4%
                            ----------  ----------
                                225.1       222.0     1.4%
                            ==========  ==========
   Payments from
    International
    operators                   153.0       127.9    19.6%
Total International
 Telephony                      378.1       349.9     8.1%
                            ==========  ==========

Mobile Telephony Services:    1,235.3       950.3    30.0%
                            ==========  ==========

Other Operating Revenues:
Traditional Services:
   Telecards                    155.9       175.4   -11.1%
   Directories                   47.4        44.2     7.2%
   Radio communications          22.0        29.0   -24.1%
   Audiotex                      74.5        69.1     7.8%
   Telex and telegraphy           7.5         5.4    38.9%
                            ----------  ----------
                                307.3       323.1    -4.9%
                            ==========  ==========
New Business:
   Leased lines and data
    communications              221.4       170.6    29.8%
   ISDN, connection &
    monthly charges              91.6        68.8    33.1%
   Sales of
    telecommunication
   equipment                     95.7        86.3    10.9%
   Internet services             50.2        39.2    28.1%
   ATM                           18.8        14.9    26.2%
                            ----------  ----------
                                477.7       379.8    25.8%
                            ==========  ==========
Other:
   Services rendered             87.8        72.4    21.3%
   Interconnection charges       81.4        96.2   -15.4%
   Miscellaneous                 21.9        16.7    31.1%
                            ----------  ----------
                                191.1       185.3     3.1%
                            ==========  ==========
Total Other Operating
 Revenues                       976.1       888.2     9.9%
                            ==========  ==========

                            ==========  ==========
Total Operating Revenues      4,941.4     4,308.9    14.7%
                            ==========  ==========


EXHIBIT V - SEGMENT REPORTING

          HELLENIC TELECOMUNICATIONS ORGANIZATION S.A. (OTE)
                           AND SUBSIDIARIES
                          Segment Reporting
                       Prepared under U.S. GAAP
                 for the year ended December 31, 2003
                        (In millions of Euro)


                                                    All
                         OTE   Cosmote Romtelecom   Other   Total
Operating Revenues:
Domestic Telephony     1,833.6              495.1    24.5  2,353.2
International
 Telephony               259.8               93.6    27.4    380.8
Mobile telephony
 services                      1,326.0        5.4   113.3  1,444.7
Other                  1,022.6    31.2       70.4   225.7  1,349.9
Total Operating
 Revenues              3,116.0 1,357.2      664.5   390.9  5,528.6
                      ---------------------------------------------

Intersegment Revenues   (235.6) (206.8)      (1.8) (143.0)  (587.2)

Revenue from External
 Customers             2,880.4 1,150.4      662.7   247.9  4,941.4
                      ---------------------------------------------

Operating Expenses:
Payroll and employee
 benefits               (779.4)  (65.5)    (231.1)  (65.0)(1,141.0)
Voluntary retirement
 costs                   (26.0)                              (26.0)
Reserve Reversal          54.6                                54.6
Total                   (750.8)  (65.5)    (231.1)  (65.0)(1,112.4)
Payments to
 international
 operators              (144.4)  (19.9)     (16.8)  (10.9)  (192.0)
Payments to mobile
 telephony operators    (476.9) (226.7)     (82.6)  (29.2)  (815.4)
Depreciation and
 amortization           (591.3) (161.5)    (120.7)  (72.5)  (946.0)
Other operating
 expenses               (639.0) (468.9)    (159.7) (248.1)(1,515.7)
                      ---------------------------------------------
Total Operating
 Expenses             (2,602.4) (942.5)    (610.9) (425.7)(4,581.5)
                      ---------------------------------------------

                      ---------------------------------------------
Operating Income         513.6   414.7       53.6   (34.8)   947.1
                      ---------------------------------------------

EBITDA                 1,104.9   576.2      174.3    37.7  1,893.1
                      ---------------------------------------------
EBITDA margin             35.5%   42.5%      26.2%    9.6%    34.2%


                      Adjustments &
                       Eliminations Consolidated
Operating Revenues:
Domestic Telephony
International
 Telephony
Mobile telephony
 services
Other
Total Operating
 Revenues                   (587.2)      4,941.4
                      ---------------------------

Intersegment Revenues

Revenue from External
 Customers                               4,941.4
                      ---------------------------

Operating Expenses:
Payroll and employee
 benefits                     10.5      (1,130.5)
Voluntary retirement
 costs                                     (26.0)
Reserve Reversal                            54.6
Total                         10.5      (1,101.9)
Payments to
 international
 operators                     4.0        (188.0)
Payments to mobile
 telephony operators         208.2        (607.2)
Depreciation and
 amortization                  1.8        (944.2)
Other operating
 expenses                    372.0      (1,143.7)
                      ---------------------------
Total Operating
 Expenses                    596.5      (3,985.0)
                      ---------------------------

                      ---------------------------
Operating Income               9.3         956.4
                      ---------------------------

EBITDA                         7.5       1,900.6
                      ---------------------------
EBITDA margin                 -1.3%         38.5%


EXHIBIT VI - INTERNATIONAL ASSETS

ROMTELECOM

OTE has a 54.01% stake in RomTelecom, which has been fully consolidated since March 2003.


                              ROMTELECOM
        CONSOLIDATED and STAND ALONE CONDENSED BALANCE SHEETS
         As of December 31, 2003, in accordance with US GAAP
                            (EUR thousand)


                                               ConsolidatedStand-Alone
                                               (Unaudited) (Unaudited)
Property, plant and equipment                   1,760,940   1,671,438
Intangible assets                                   8,767       2,518
Investments and other long-term assets             67,953      67,953
Fixed assets investments                                      161,765
Long-term assets                                1,837,660   1,903,674

Inventories                                        85,578      82,531
Trade and other receivables                       114,455     110,842
Cash and cash equivalents                          90,619      87,718
Current assets                                    290,652     281,091

Total assets                                    2,128,312   2,184,765

Shareholders' Equity                            1,360,246   1,544,421

Borrowings                                        173,280     173,280
Trade payables                                    134,161     134,161
Other liabilities                                  61,680      61,632
Long-term liabilities                             369,121     369,073

Trade and other payables                          281,083     183,336
Borrowings                                         91,129      61,202
Provisions                                         26,733      26,733
Current liabilities                               398,945     271,271

Total liabilities                                 768,066     640,344

Total liabilities and shareholders' equity      2,128,312   2,184,765



                              ROMTELECOM
            CONSOLIDATED and STAND ALONE INCOME STATEMENT
For the twelve months ended December 31, 2003, in accordance with US
                                 GAAP
                            (EUR thousand)


                                              Consolidated Stand-Alone
                                              (Unaudited)  (Unaudited)
Basic monthly rentals                             198,122     198,122
Domestic Telephony calls                          396,064     396,685
                                              ------------ -----------
Domestic Telephony                                594,186     594,807
International Telephony                           112,224     111,719
Mobile Telephony                                    6,490
Other Revenues                                     84,483      89,977
                                              ------------ -----------
Total Operating Revenues                          797,383     796,503

Personnel (inc Voluntary Redundancy)             -281,569    -275,335
Other operating expenses                         -299,719    -330,542
Depreciation and Amortization                    -169,898    -156,765
Total Operating expenses                         -751,186    -762,642

Operating income                                   46,197      33,861

Financial, net                                     -1,449         949

Income before provision for income taxes           44,748      34,810

Provision for Income taxes                            893         966

Net income                                         45,641      35,776


    TELECOM SERBIA

    OTE has a 20% equity investment in Telecom Serbia that is accounted for under the equity method.

    Telecom Serbia's key financial figures are stated below:


                            TELECOM SERBIA
                        Statement of Operations
                       Prepared under U.S. GAAP
  for the twelve months and three months ended December 31, 2003 and
                                 2002
                               Unaudited

                                                 %

EUR million               4Q 03    4Q 02     Change
-------------------------------------------------------
Operating Revenues         150.1    162.6         -7.7%
-------------------------------------------------------
EBITDA                      70.5     65.3          8.0%
-------------------------------------------------------
EBITDA Margin               47.0%    40.2%      6.8 pp
-------------------------------------------------------
EBIT                        23.9     24.3         -1.6%
-------------------------------------------------------
Net Income/(Loss)            6.5       11        -40.9%
-------------------------------------------------------
Net Income/(Loss) Margin     4.3%     6.8%     -2.5 pp
-------------------------------------------------------
Increase/(Decrease) in
 Gross PP&E
-------------------------------------------------------

-------------------------------------------------------
Fixed Telephony, Lines
-------------------------------------------------------
Mobile Telephony,
 Contract customers
-------------------------------------------------------
Mobile Telephony,
 Prepaid customers
-------------------------------------------------------
Mobile Telephony, Total
 customers
-------------------------------------------------------

-------------------------------------------------------
Net Financial Debt
-------------------------------------------------------


                                                         %

EUR million                  12M 03        12M 02    Change
---------------------------------------------------------------
Operating Revenues            533.8         506.7          5.3%
---------------------------------------------------------------
EBITDA                        262.5         231.9         13.2%
---------------------------------------------------------------
EBITDA Margin                  49.2%         45.8%      3.4 pp
---------------------------------------------------------------
EBIT                          105.7          91.4         15.6%
---------------------------------------------------------------
Net Income/(Loss)             147.4          73.2        101.4%
---------------------------------------------------------------
Net Income/(Loss) Margin       27.6%         14.4%     13.2 pp
---------------------------------------------------------------
Increase/(Decrease) in
 Gross PP&E                   148.0         150.9         -1.9%
---------------------------------------------------------------

---------------------------------------------------------------
Fixed Telephony, Lines    2,388,640     2,307,963          3.5%
---------------------------------------------------------------
Mobile Telephony,
 Contract customers          55,329        16,586        233.6%
---------------------------------------------------------------
Mobile Telephony,
 Prepaid customers        1,729,284     1,343,811         28.7%
---------------------------------------------------------------
Mobile Telephony, Total
 customers                1,784,613     1,360,397         31.2%
---------------------------------------------------------------
                           31.12.03      31.12.02
---------------------------------------------------------------
Net Financial Debt            -36.3           5.4          N/A
---------------------------------------------------------------


ARMENTEL

OTE has a 90% stake in ArmenTel, which is fully consolidated.

ArmenTel's key financial figures are stated below:

                               ARMENTEL
                        Statement of Operations
                       Prepared under U.S. GAAP
  for the twelve months and three months ended December 31, 2003 and
                                 2002
                               Unaudited

EUR million           4Q 03    4Q 02    % Change
-------------------------------------------------
Operating Revenues      17.9     20.2      -11.4%
-------------------------------------------------
EBITDA                   8.2      5.7       43.9%
-------------------------------------------------
EBITDA Margin           45.8%    28.2%   17.6 pp
-------------------------------------------------
EBIT                     2.9     -1.1        N/A
-------------------------------------------------
Net Income/(Loss)        3.2     10.0      -68.0%
-------------------------------------------------
Net Income/(Loss)
 Margin                 17.9%    49.5%  -31.6 pp
-------------------------------------------------
Increase/(Decrease)
 in Gross PP&E
-------------------------------------------------

-------------------------------------------------
Fixed Telephony,
 Lines
-------------------------------------------------
Mobile Telephony,
 Contract customers
-------------------------------------------------
Mobile Telephony,
 Prepaid customers
-------------------------------------------------
Mobile Telephony,
 Total customers
-------------------------------------------------

-------------------------------------------------
Net Financial Debt
-------------------------------------------------


EUR million             12M 03     12M 02   % Change
-----------------------------------------------------
Operating Revenues        69.6       74.0       -5.9%
-----------------------------------------------------
EBITDA                    32.5       35.3       -7.9%
-----------------------------------------------------
EBITDA Margin             46.7%      47.7%   -1.0 pp
-----------------------------------------------------
EBIT                      10.8       15.4      -29.9%
-----------------------------------------------------
Net Income/(Loss)         11.8       16.8      -29.8%
-----------------------------------------------------
Net Income/(Loss)
 Margin                   17.0%      22.7%   -5.7 pp
-----------------------------------------------------
Increase/(Decrease)
 in Gross PP&E            22.6       10.8      109.3%
-----------------------------------------------------

-----------------------------------------------------
Fixed Telephony,
 Lines                 563,679    542,851        3.8%
-----------------------------------------------------
Mobile Telephony,
 Contract customers     39,160     31,794       23.2%
-----------------------------------------------------
Mobile Telephony,
 Prepaid customers      62,026     38,791       59.9%
-----------------------------------------------------
Mobile Telephony,
 Total customers       101,186     70,585       43.4%
-----------------------------------------------------
                      31.12.03   31.12.02
-----------------------------------------------------
Net Financial Debt        60.3       71.5      -15.7%
-----------------------------------------------------


    COSMOBULGARIA

    OTE has a 100% stake in CosmoBulgaria, which is fully consolidated. CosmoBulgaria is a company offering mobile telephony services in Bulgaria under the brand name Globul. Globul's key financial figures are stated below:


                             COSMOBULGARIA
                        Statement of Operations
                       Prepared under U.S. GAAP
  for the twelve months and three months ended December 31, 2003 and
                                 2002
                               Unaudited

EUR million             4Q 03      4Q 02     % Change
------------------------------------------------------
Operating Revenues         32.9       16.9       94.7%
------------------------------------------------------
EBITDA                      4.7      -11.9      139.5%
------------------------------------------------------
EBITDA Margin              14.3%     -70.4%   84.7 pp
------------------------------------------------------
EBIT                       -3.3      -17.9       81.6%
------------------------------------------------------
Net Income/(Loss)          -7.5       -9.5       21.1%
------------------------------------------------------
Net Income/(Loss)
 Margin                   -22.8%     -56.2%   33.4 pp
------------------------------------------------------
Increase/(Decrease)
 in Gross PP&E
------------------------------------------------------

------------------------------------------------------
Mobile Telephony,
 Contract customers
------------------------------------------------------
Mobile Telephony,
 Prepaid customers
------------------------------------------------------
Mobile Telephony,
 Total customers
------------------------------------------------------

------------------------------------------------------
Net Financial Debt
------------------------------------------------------

------------------------------------------------------


EUR million               12M 03      12M 02   % Change
--------------------------------------------------------
Operating Revenues          99.4        46.5      113.8%
--------------------------------------------------------
EBITDA                      10.2       -21.2      148.1%
--------------------------------------------------------
EBITDA Margin               10.3%      -45.6%   55.9 pp
--------------------------------------------------------
EBIT                       -18.2       -40.5       55.1%
--------------------------------------------------------
Net Income/(Loss)          -22.7       -31.5       27.9%
--------------------------------------------------------
Net Income/(Loss)
 Margin                    -22.8%      -67.7%   44.9 pp
--------------------------------------------------------
Increase/(Decrease)
 in Gross PP&E              82.6        77.6        6.4%
--------------------------------------------------------

--------------------------------------------------------
Mobile Telephony,
 Contract customers      373,809     214,800       74.0%
--------------------------------------------------------
Mobile Telephony,
 Prepaid customers       629,588     251,200      150.6%
--------------------------------------------------------
Mobile Telephony,
 Total customers       1,003,397     466,000      115.3%
--------------------------------------------------------

--------------------------------------------------------
Net Financial Debt      31.12.03    31.12.02
--------------------------------------------------------
                           145.0        54.8      164.6%
--------------------------------------------------------


    CosmoFon

    Cosmofon, a company owned by OTE and managed by Cosmote, on June 11, 2003 launched the commercial operations of CosmoFon, in Skopje (FYROM), as the new mobile operator in the country. CosmoFon is fully consolidated. Its key financial figures are below:


                               COSMOFON
                        Statement of Operations
                       Prepared under U.S. GAAP
             for the twelve months ended December 31, 2003
                             (EUR million)
                               Unaudited

     Description            12M 03
-----------------------------------
Operating Revenues             6.7
-----------------------------------
EBITDA                       (10.5)
-----------------------------------
EBITDA Margin               -156.7%
-----------------------------------
EBIT                         (14.1)
-----------------------------------
Net Income/(Loss)            (13.5)
-----------------------------------
Net Income/(Loss)
 Margin                     -201.5%
-----------------------------------
Increase/(Decrease)
 in Gross PP&E                59.3
-----------------------------------

-----------------------------------
Mobile Telephony,
 Contract customers          4,552
-----------------------------------
Mobile Telephony,
 Prepaid customers          79,811
-----------------------------------
Mobile Telephony,
 Total customers            84,363
-----------------------------------
                          31.12.03
-----------------------------------
Net Financial Debt            -9.4
-----------------------------------


    EXHIBIT VII -OPERATIONAL HIGHLIGHTS



               Operational Highlights for the quarters
                   ended December 31, 2003 and 2002
----------------------------------------------------------------------
OTE                                        Q4 03     Q4 02   % Change
PSTN lines                               5,200,231 5,412,796     -3.9%
ISDN, 64kb equiv. lines                  1,097,020   880,154     24.6%

COSMOTE (Greece)
Pre-paid sub.                            2,321,158 1,954,897     18.7%
Contract sub.                            1,595,852 1,551,441      2.9%

OTE net
Dial up clients                            213,345   179,300     19.0%
Hosted Websites                              3,342     2,230     49.9%
OTEnet corporate clients                     2,990     1,330    124.8%

Employees:
-OTE                                        17,169    17,710     -3.1%
-of which: at other subsidiaries               490       601    -18.5%
-Subsidiaries (Greece)                       1,026       770     33.2%
-COSMOTE                                     1,882     1,658     13.5%
-RomTelecom                                 23,869    30,563    -21.9%
----------------------------------------------------------------------

    CONTACT: OTE
             Dimitris Tzelepis - Group Investor Relations Officer
             Tel: +30 210 611 1574
             email: dtzelepis@ote.gr
             or
             Kostas Bratsikas - Investor Relations
             Tel: +30 210 611 1428
             email: brakon@ote.gr
             or
             Taylor Rafferty
             London: +44 20 7936 0400
             New York: +1 212-889-4350
             email: ote@taylor-rafferty.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  Hellenic Telecommunications Organization S.A.

                                By: /s/ Iordanis Aivazis
                                    --------------------------
Date: 26 February 2004          Name: Iordanis Aivazis
                                Title: Chief Financial Officer